UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM 12b-25

                      NOTIFICATION OF LATE FILING

Commission File Number:   0-4377

(Check One): [X]  Form 10-K and Form 10-KSB   [  ] Form 10-Q and Form 10-QSB
             [ ] Form 20-F   [  ] Form 11-K   [  ] Form N-SAR

For Period Ended: October 28, 2001

[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K    [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        --------------------

PART I-REGISTRANT INFORMATION

                               Shoney's, Inc.
                         -------------------------
                         (Full Name of Registrant)
                             1727 Elm Hill Pike
                  --------------------------------------
                  (Address of Principal Executive Office
                           (Street and Number))
                         Nashville, Tennessee 37210
                         --------------------------
                        (City, State and Zip Code)

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)    The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Registrant's management has been attempting to obtain refinancing of its and certain of its subsidiaries' current credit facilities. In addition, as recently announced, the Registrant has executed a definitive agreement to merge with an affiliate of Lone Star Funds, a group of private equity funds. The final agreement, which is subject to approval by the Registrant's shareholders and other customary closing conditions, is expected to close in the second quarter of fiscal 2002. As part of the transaction, Lone Star Funds, through one of its affiliates, has acquired the outstanding indebtedness under the Registrant's Captain D's credit facility totaling approximately $135 million. That facility, previously scheduled to mature on March 31, 2002, has been extended to October 31, 2002.

The refinancing efforts and merger negotiations, and issues arising in connection therewith, have required the substantial attention and efforts of the Registrant's management. These business diversions have resulted in delays in completing the Registrant's financial statements for the fiscal year ended October 28, 2001, as well as the remainder of the Registrant's Current Report on Form 10-K. As a result, the Registrant is unable to file its Form 10-K on the prescribed due date without unreasonable effort or expense.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       V. Michael Payne         (615)          231-2332
       (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If the answer is no, identify report(s).
       [X] YES [  ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] YES [X] NO If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               SHONEY'S, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: January 29, 2001                     By: /s/ V. Michael Payne
                                              -------------------------------
                                              V. Michael Payne
                                              Chief Financial Officer